Exhibit 99.1

FEMSA completes Accelerated Share Repurchase Agreement, and announces new Agreement

Monterrey, Mexico, June 10, 2024 —

Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announces today that it has entered into a new derivative instrument in the form of an accelerated share repurchase transaction (“ASR”) to repurchase the Company’s American Depositary Shares (“ADSs”)1. Under the terms of this new ASR, FEMSA has agreed to repurchase up to USD $600 million of its ADSs. The total number of ADSs ultimately repurchased under this ASR will be based on the daily volume-weighted average price of the Company’s ADSs during the term of the ASR and subject to certain limitations. The final settlement of the ASR is expected to be completed, at the latest, in the fourth quarter of 2024.

Additionally, the Company announces the completion of the ASR announced in March 2024, which final delivery of the shares repurchased thereunder was on May 28, 2024. The Company repurchased a total of approximately 3.2 million ADSs at an average price of USD $123.27 per ADS, for a total amount of USD $400 million.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

1 ADS underlying units consist of ten FEMSA BD Units, each representing one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	June 10, 2024 | Page 1